Change of Representative Director

1. Details of Change

Representative Director (before) : Mr. Soon-Yub Kwon

Representative Director (after) : Mr. Byung-Moo Park

2. Reason for Change

Mr. Soon-Yub Kwon resigned for personal reasons and Mr. Byung-Moo Park was newly appointed as Representative Director of hanarotelecom incorporated.

3.	Date of Change

March 24, 2006

4.	BOD Resolution

March 24, 2006

• Attendance of outside directors

Outside directors present : 5 out of 6

Audit Committee members who are not outside directors : present

[Profile of the Newly Appointed Representative Director]

Relations with the
Name	largest shareholder	Career	Remark
Representative
Director, Plenus
Entertainment
Managing Director,
Byung-Moo Park	N/A	Newbridge Capital	-